Exhibit 2.1

PURCHASE AND SALE AGREEMENT

BETWEEN

ALTA MESA EAGLE, LLC,

AS SELLER

AND

MEMORIAL PRODUCTION OPERATING LLC,

AS BUYER

5.18	Leases	26
5.19	Permits	26
5.20	Equipment and Personal Property	26
5.21	Wells	27
5.22	Non-Consent Operations	27
5.23	Casualty Loss; Condemnation	27
5.24	Insurance	27

ARTICLE 6 BUYER’S REPRESENTATIONS AND WARRANTIES		27
6.1	Organization and Good Standing	27
6.2	Authority; Authorization of Agreement	27
6.3	No Violations	27
6.4	Liability for Brokers’ Fees	28
6.5	Claims, Disputes and Litigation	28
6.6	Bankruptcy	28
6.7	Independent Evaluation	28
6.8	Capabilities	28

ARTICLE 7 COVENANTS		28
7.1	Data Sharing	28
7.2	Consents	29
7.3	Approvals of Governmental Authorities	30
7.4	Efforts	30
7.5	Records in Seller’s Possession	31
7.6	SEC Matters	31
7.7	Confidentiality Agreement	31

ARTICLE 8 THE CLOSING		31
8.1	Closing	31
8.2	Obligations of Seller at Closing	32
8.3	Obligations of Buyer at Closing	32

ARTICLE 9 TAXES		33
9.1	Cooperation on Tax Matters	33
9.2	Property and Excise Taxes	33
9.3	Severance Taxes	33
9.4	Transfer Taxes	34

ARTICLE 10 MISCELLANEOUS		34
10.1	Notices	34
10.2	Transaction and Filing Costs	34
10.3	Amendments and Severability	35
10.4	Successors and Assigns	35
10.5	Headings	35
10.6	Governing Law; Jurisdiction; Waiver of Trial by Jury	35
10.7	No Partnership Created	36
10.8	Public Announcements	36
10.9	No Third Party Beneficiaries	36
10.10	Construction	36

10.11	Schedules	36
10.12	Conspicuousness of Provisions	36
10.13	Execution in Counterparts	36
10.14	Entire Agreement	36

EXHIBITS AND SCHEDULES

EXHIBIT A-1	Leases
EXHIBIT A-2	PDP Wells
EXHIBIT A-3	Marketing Agreements
EXHIBIT B	Excluded Assets
EXHIBIT C	Surface Contracts
EXHIBIT D	Central Facilities
EXHIBIT E	Assignment
EXHIBIT F	Certificate of Non-Foreign Status
EXHIBIT G	Form of Letter-in-Lieu

SCHEDULE 1.1A	Seller’s Knowledge Individuals
SCHEDULE 1.1B	Buyer’s Knowledge Individuals
SCHEDULE 2.6	Net Revenue Interest/Working Interest Wells and Leases
SCHEDULE 5.3	Consents or Approvals
SCHEDULE 5.5	Legal Proceedings
SCHEDULE 5.7	Tax Matters
SCHEDULE 5.8	Material Contracts
SCHEDULE 5.9	Violation of Laws
SCHEDULE 5.10	Preferential Rights
SCHEDULE 5.12	Royalties
SCHEDULE 5.13	Current Commitments
SCHEDULE 5.17	Environmental
SCHEDULE 5.18	Imbalances
SCHEDULE 5.19	Lease Matters
SCHEDULE 5.20	Equipment Matters
SCHEDULE 5.24	Insurance

v

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (together with the Exhibits and Schedules made a part hereof, this “Agreement”), dated the 25th day of March, 2014, is made by and between Alta Mesa Eagle, LLC, a Texas limited liability company (“Seller”), and Memorial Production Operating LLC, a Delaware limited liability company (“Buyer”). Seller and Buyer are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”:

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Assets;

NOW, THEREFORE, for a good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions; References and Construction. In this Agreement, capitalized terms have the meanings provided in this Article 1, unless defined elsewhere in this Agreement. All defined terms include both the singular and the plural of such terms. All references to Sections refer to Sections in this Agreement, and all references to Exhibits or Schedules refer to Exhibits or Schedules made a part of this Agreement. When the term “herein” is used in this Agreement, reference is made to the entire Agreement and not to any particular Section or subparagraph of a Section. The word “including” shall mean including without limitation. The words “shall” and “will” are interchangeably used throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used.

“Accounting Referee” means Deloitte LLP.

“Adjusted Purchase Price” has the meaning set forth in Section 2.2.

“Adjustments” means the adjustments to the Base Purchase Price pursuant to Section 2.4.

“AFE’s” has the meaning set forth in Section 5.13.

“Affiliate” means any Person that, directly or indirectly, through one or more entities, controls or is controlled by or is under common control with the Person specified. For the purpose of the immediately preceding sentence, the term “control” means the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or agency or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph

“Allocated Values” means the allocation of the Base Purchase Price among the Assets as mutually agreed to by the Parties.

“Assets” means:

(a) an undivided thirty percent (30%) of all of Seller’s right, title and interest in and to all oil and gas leases, oil, gas and mineral leases, mineral servitudes, subleases and other leaseholds, royalties, overriding royalties, net profits interests, carried interests, mineral fee interests, farmout rights that are described on Exhibit A-1, and including an undivided thirty percent (30%) of all other right, title and interest of Seller in and to all the lands covered by or described in the instruments described on Exhibit A-1, whether or not such rights, titles and interests are listed on Exhibit A-1 (collectively, the “Leases”) and all tenements, hereditaments and appurtenances belonging to the Leases, and all pooled, communitized or unitized acreage therewith (the “Units”) and;

(b) an undivided thirty percent (30%) of all of Seller’s right, title and interest in and to all oil, gas, water, CO2, injection, or other wells (but excluding the PDP Wells) located on the Leases or on pooled, communitized, or unitized acreage that includes all or any part of the Leases, whether currently being drilled, producing, non-producing, inactive, shut-in or otherwise (“Developmental Wells”), together with a like interest in all equipment, machinery, fixtures, facilities, gathering systems, pipelines, flow lines, tank batteries, materials and equipment inventory, abandoned property, junk and other tangible personal property, fixtures and improvements exclusively used or held for use in connection with the ownership or operation of the Developmental Wells, but excluding all or any part of the Central Facilities (the “Developmental Wells Equipment”);

(c) an undivided thirty percent (30%) of all of Seller’s right, title and interest in all surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other rights to use the surface appurtenant to, and used or held for use in connection with, the Wells, Central Facilities, Equipment, Leases and/or Units, including those listed on Exhibit C (the “Surface Contracts”);

(d) an undivided thirty percent (30%) of all of Seller’s right, title and interest in and to the equipment and facilities used or held for use in connection with the Wells, Leases, and/or Units, including those described on Exhibit D, but excluding the Equipment (the “Central Facilities”,);

(e) all of Seller’s right, title and interest in and to the well bores described on Exhibit A-2, as such well bores exist on the date hereof, as described on Exhibit A-2 and/or reflected in the records of the Railroad Commission of Texas (the “PDP Wells”, and collectively, together with the Developmental Wells, the “Wells”), together with all of Seller’s right, title, and interest in all equipment, machinery, fixtures, facilities, gathering systems, pipelines, flow lines, tank batteries, materials and equipment inventory, abandoned property, junk and other tangible personal property, fixtures and improvements exclusively used or held for use in connection with the ownership or operation of the PDP Wells, up to but excluding all or any part of the Central Facilities (the “PDP Wells Equipment” and together with the Developmental Wells Equipment, collectively the “Equipment”, and the Leases, Units, Wells, Equipment, Surface Contracts and Central Facilities, collectively, the “Oil and Gas Properties”);

(f) to the extent pertaining to the Oil and Gas Properties, an undivided interest equal to the ownership interest in the respective Oil and Gas Properties in all contracts, agreements and instruments existing as of the Closing Date by which the Oil and Gas Properties are bound, subject or that relate to or are otherwise applicable with respect to the Oil and Gas Properties, including operating agreements, unitization, pooling, and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farm in and farm out agreements, exploration agreements, participation agreements, marketing agreements, exchange agreements, transportation agreements, gathering agreements, agreements for the sale and purchase of Hydrocarbons, processing and treating agreements, including the contracts, agreements and instruments listed on Schedule 5.8, but provided the term “Contracts” does not include the Leases and the Surface Contracts (the foregoing, subject to such exclusions, the “Contracts”);

(g) all Hydrocarbons produced from or attributable to the Oil and Gas Properties after the Effective Time; all oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, normal butane and gasoline inventories from the Oil and Gas Properties in storage as of the Effective Time (including pipeline inventories and linefill); all Imbalances as of the Effective Time, together with all proceeds of any thereof; and all make-up rights attributable to the period of time from and after the Effective Time with respect to take-or-pay arrangements;

(h) copies of the data and records of Seller (including lease files; land files; well files; gas and oil sales contract files; gas processing files; division order files; abstracts; title opinions; land surveys; logs; maps; engineering data and reports; geological and geophysical data and files; reserve reports; technical evaluations and technical outputs; and other books, records, data, files and accounting records) to the extent relating to the Oil and Gas Properties or the other Assets, excluding:

(1) originals of the data and records described in the foregoing clause (h);

(2) all corporate, financial, Tax and legal data and records of Seller that relate to Seller’s business generally;

(3) any data and records to the extent disclosure or transfer is prohibited, or subjected to payment of a fee or other consideration, by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable;

(4) all legal records and legal files of Seller, including, but not limited to, all work product of, and attorney-client communications with, Seller’s legal counsel (other than Leases, Surface Contracts, title opinions, Contracts);

(5) any data and records relating to the sale of the Assets, including bids received from and records of negotiations with Non-Parties;

(6) any data and records constituting or relating solely to the Excluded Assets;

(7) to the extent not assignable without the payment of fees or other penalties to Persons other than Affiliates of Seller or the securing of a licensor’s consent, unless Buyer has agreed in writing to pay the same or such consent has been secured, all seismic, geological, geochemical or geophysical data licensed by Seller and interpretations of such data; and

(8) employee information, internal valuation data, business plans, business studies, and transaction proposals pertaining to the sale of the Assets and related correspondence.

(The data and records referred to in Clauses (1) through (8) shall hereinafter be referred to as the “Excluded Records” and, subject to such exclusions, the data and records described in this Clause (h) shall be referred to as the “Records”);

(i) to the extent pertaining to the Oil and Gas Properties, an undivided interest equal to the ownership interest in the respective Oil and Gas Properties in the Marketing Agreements described on Exhibit A-3;

(j) to the extent pertaining to the Oil and Gas Properties, an undivided interest equal to the ownership interest in the respective Oil and Gas Properties in (A) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables and general intangibles, attributable to the Assets with respect to periods of time from and after the Effective Time; (B) liens and security interests in favor of Seller, whether choate or inchoate, under any Law or Contract to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Time of any of the Assets or to the extent arising in favor of Seller as the operator or non-operator of any Oil and Gas Property; and (C) indemnity, contribution, and other such rights in favor of Seller or its Affiliates, to the extent relating to obligations or liabilities assumed by Buyer pursuant to this Agreement or otherwise borne or paid by Buyer or with respect to which Buyer has an obligation to indemnify Seller;

(k) all rights of Seller to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money relating thereto, whether before, on, or after the Effective Time, to the extent relating to the obligations assumed by Buyer pursuant to this Agreement or with respect to which Buyer has an obligation to indemnify Seller; and

(l) to the extent assignable, an undivided interest equal to the ownership interest in the respective Oil and Gas Properties in all franchises, licenses, permits, approvals, consents, certificates and other authorizations, and other rights granted by third Persons, and all certificates of convenience or necessity, immunities, privileges, grants, and other such rights that relate to, or arise from, the Oil and Gas Properties or the ownership or operation thereof.

“Assignment” means a document in the form of Exhibit E.

“Assumed Liabilities” has the meaning set forth in Section 2.8.

“Base Purchase Price” has the meaning set forth in Section 2.2.

“Business Day” means a Day other than Saturday, Sunday or any other Day when federally chartered banks in the United States are required to be closed.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Group” means Buyer and its Affiliates together with its and their members, partners, officers, directors, agents, representatives, consultants and employees.

“Casualty Loss” means any loss, damage or reduction in value of the Assets that occurs as a result of acts of God, fire, explosion, earthquake, windstorm, flood or other casualty, but excluding any loss, damage or reduction in value as a result of depreciation, ordinary wear and tear and any change in condition of the Assets for production of Hydrocarbons through normal depletion (including the watering-out of any well, collapsed casing or sand infiltration of any well).

“Central Facilities” has the meaning set forth in clause (d) of the definition of Assets.

“Certificate of Non-Foreign Status” means a certificate in the form of Exhibit F.

“Claims” means any and all written claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties, fees, expenses and costs (including reasonable attorneys’ fees and costs of litigation).

“Close” or “Closing” means the consummation of the sale of the Assets from Seller to Buyer, including execution and delivery of all documents and other legal consideration as provided for in this Agreement pursuant to Article 8.

“Closing Date” has the meaning set forth in Section 8.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condemnation” means the condemnation, exercise of the right of eminent domain, or other taking by a Governmental Authority or other Person.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated August 28, 2013 between Seller and Memorial Resource Development LLC.

“Consent Agreement” has the meaning set forth in Section 7.2.

“Contracts” has the meaning set forth in clause (f) of the definition of Assets.

“Customary Post-Closing Consents” means consents and approvals from Governmental Authorities that are customarily obtained after Closing in connection with a transaction similar to the one contemplated by this Agreement.

“Day” means a calendar day consisting of 24 hours from midnight to midnight.

“Developmental Wells” has the meaning set forth in clause (b) of the definition of Assets.

“Developmental Wells Equipment” has the meaning set forth in clause (b) of the definition of Assets.

“Dollars” means United States Dollars.

“E&P Business” means the business and operations conducted with the Assets.

“Effective Time” means 12:01 a.m., Central Time, on January 1, 2014.

“Environmental Condition” shall mean (a) a condition existing prior to, at or after the Closing Date with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes any Asset to not be in compliance with any Environmental Laws, Lease, Surface Contract, or Contract, or (b) any environmental pollution, contamination, degradation, or damage to property such that remedial or corrective action is presently (or if known, would be presently) necessary to resolve liability existing under Environmental Laws or any Lease, Surface Contract, or Contract, excluding any Excluded Environmental Condition.

“Environmental Laws” means any and all Laws relating to the prevention of pollution, the preservation and restoration of environmental quality, the protection of human health, wildlife or environmentally sensitive areas, the remediation of contamination, the generation, handling, treatment, storage, transportation, disposal or release into the environment of waste materials, or the regulation of or exposure to hazardous, toxic or other substances alleged to be harmful. Environmental Laws include all applicable judicial and administrative Orders, consent decrees or directives issued by a Governmental Authority pursuant to the foregoing. Unless expressly included in and required by applicable requirements of statutes, regulations, judicial and administrative Orders, consent decrees or directives issued by a Governmental Authority included in Environmental Laws, Environmental Laws do not include good or desirable operating practices or standards that may be employed or adopted by other oil or gas well or pipeline operators or recommended but not required by a Governmental Authority. Environmental Laws do not include any laws, orders, rules, and regulations of the Railroad Commission of Texas relating to spacing, density, setbacks, specifications or grades for equipment or materials (including drilling mud or fluid), well integrity or construction, the prevention of physical or economic waste, or the protection of correlative rights in Hydrocarbons, and, in each case, any cause of action or other rights in favor of third Persons arising therefrom or relation thereto, but do include laws, order, rules, and regulations Railroad Commission of Texas regarding contamination and cleanup thereof. Furthermore, Environmental Laws do not include the Occupational Safety and Health Act or any other Law governing worker safety or workplace conditions.

“Equipment” has the meaning given to such term in clause (b) of the definition of Assets.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each trade or business (whether or not incorporated) that together with the Seller has ever been deemed to be a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excise Taxes” has the meaning set forth in Section 9.2.

“Excluded Assets” means (a) the Retained Interests, (b) those assets, interests, rights and contracts described on Exhibit B, (c) any Consent Agreements excluded from the Assets pursuant to Section 7.2, or (d) other Assets excluded pursuant to the terms hereof.

“Excluded Environmental Conditions” means any conditions or Claims arising out of or relating to the presence of naturally occurring radioactive material, but only with respect to Equipment currently being utilized in operations, asbestos, mercury or drilling fluids and chemicals in quantities typical for oilfield operations in Karnes County, Texas, to the extent arising from operations conducted in accordance with applicable Law.

“Excluded Records” has the meaning set forth in clause (h) of the definition of Assets.

“Final Settlement Statement” has the meaning set forth in Section 2.5.

“Financial Statements” has the meaning set forth in Section 7.6.

“Governmental Authority” means any federal, state, local, municipal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal having jurisdiction.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hazardous Materials” shall mean any substance or material that is, or if released or disposed of would be, designated, classified, characterized or regulated as a “hazardous substance”, “hazardous waste”, “hazardous material”, “toxic substance”, “pollutant” or “contaminant” under Environmental Laws.

“Hedges” means any swap, collar, floor, cap, option or other Contract that is intended to eliminate or reduce the risk of fluctuations in the price of Hydrocarbons.

“Hydrocarbons” means oil, gas, natural gas liquids, casinghead gas, coal bed methane, condensate and other gaseous and liquid hydrocarbons or any combination thereof.

“Imbalance” means over-production or under-production or over-deliveries or under-deliveries on account of (a) any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocable to the interests of Seller being assigned hereunder and the amount of production from the relevant Well that are actually taken by or delivered to or for the account of such assigned interest of Seller and (b) any marketing imbalance between the quantity of Hydrocarbons constituting part of the Assets and required to be delivered on behalf of or to or for the account of Seller under any Contracts relating to the purchase and sale, gathering, transportation, storage, treating, processing, or marketing of Hydrocarbons and the quantity of Hydrocarbons actually delivered on behalf of or to or for the account of Seller pursuant to the applicable Contracts.

“Indemnity Claim” has the meaning set forth in Section 3.6.

“Indemnity Claim Notice” has the meaning set forth in Section 3.6.

“Indemnity Deductible Amount” means an amount equal to 1.5% of the Base Purchase Price.

“Indemnity Obligations” mean the obligations of a Party to RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS the other Party from and against specified Claims as provided in this Agreement.

“Individual Indemnity Threshold” has the meaning set forth in Section 3.4(a)(ii).

“Knowledge” means (a) with respect to Seller, the actual knowledge of the individuals set forth on Schedule 1.1-A after due inquiry by such individuals of Seller’s employees and officers, and (b) with respect to Buyer, the actual knowledge of the individuals set forth on Schedule 1.1-B after due inquiry by such individuals of Buyer’s employees and officers.

“Laws” means any and all laws, statutes, ordinances, permits, decrees, writs, injunctions, Orders, codes, judgments, rules or regulations (including Environmental Laws) that are promulgated, issued or enacted by a Governmental Authority having jurisdiction.

“Leases” has the meaning set forth in clause (a) of the definition of Assets.

“Legal Proceedings” means any and all proceedings, suits and causes of action by or before any Governmental Authority and all arbitration proceedings.

“Marketing Agreements” means the agreements described on Exhibit A-3.

“Material Adverse Effect” means a change, event, circumstance, development, state of facts or condition that results, or would reasonably be expected to result, in a material adverse effect on the Assets (as currently owned and operated) or the results of operations of Seller with respect to the Wells and Leases, individually or taken as a whole; provided, any actual change or changes in reserves (including any reclassification or recalculation of reserves in the ordinary course of business, consistent with past practice) or in the prices of Hydrocarbons; natural declines in well performances; general business, economic or political conditions; casualty events; local, regional, national or international industry conditions (including changes in applicable Laws and changes in financial or market conditions); changes or reinterpretations in U.S. generally accepted accounting principles or Law; any change resulting from the taking of any action required by, or through failure to take any action prohibited by this Agreement; changes as a result of the negotiation, announcement, execution or performance of this Agreement; actions taken or omitted to be taken by or at the request of Buyer; or Orders, actions or inactions of any Governmental Authority, shall be deemed not to constitute a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 5.8.

“MCF” means thousand cubic feet.

“Net Profits Interest” means that certain net profits overriding royalty interest defined on Annex 1 to the Assignment.

“Net Revenue Interest” means the interest (expressed as a percentage or decimal fraction) in and to the Hydrocarbons produced from or allocated to a Well or a Lease.

“Non-Party” means any Person other than the Parties or their respective Affiliates.

“Oil and Gas Properties” has the meaning set forth in clause (e) of the definition of Assets.

“Operating Expenses” shall mean Seller’s obligation for any expenses (including, without limitation, lease operating expense, drilling and completion costs, plugging and abandonment costs, surface restoration and remediation costs, seismic costs, workover costs, capital expenditures, joint interest billings and overhead charges) to the extent chargeable under applicable operating agreements which relate to the Assets.

“Operative Documents” means those documents referenced in Section 8.2 and 8.3.

“Order” means any order, judgment, injunction, non-appealable final order, ruling or decree of any court or other Governmental Authority.

“Party” or “Parties” has the meaning set forth in the introductory paragraph.

“PDP Wells” has the meaning set forth in clause (e) of the definition of Assets.

“PDP Wells Equipment” has the meaning set forth in clause (e) of the definition of Assets.

“Permitted Encumbrances” means with respect to any Asset any and all of the following:

(a) consents to assignment and similar contractual provisions affecting such Asset including Customary Post-Closing Consents to the extent waivers or consents are obtained from the appropriate Person prior to the Closing Date;

(b) preferential rights to purchase and similar contractual provisions affecting such Asset insofar as the same have been waived or complied with in accordance with the terms thereof;

(c) required notices to and filings with a Governmental Authority in connection with the consummation of the transaction contemplated by this Agreement;

(d) rights reserved to or vested in a Governmental Authority having jurisdiction to control or regulate such Asset in any manner whatsoever and all Laws of such Governmental Authorities, provided that the foregoing does not reduce the Net Revenue Interest or increase the Working Interest of any Well or reduce the Net Mineral Acres or Net Revenue Interest of any Lease;

(e) easements, rights-of-way, permits, licenses, servitudes, surface leases, sub-surface leases, equipment, pipelines, utility lines and structures on, over or through such Asset that do not (i) materially detract from the value of or materially affect or impair the ownership, use or operation of such Asset or (ii) reduce the Net Revenue Interest or increase the Working Interest of any Well or reduce the Net Mineral Acres or Net Revenue Interest of any Lease;

(f) liens for Taxes or assessments not yet delinquent or, if delinquent, are being contested in good faith in the normal course of business, the responsibility for which is retained by Assignor;

(g) any (i) undetermined or inchoate liens or charges constituting or securing the payment of expenses that were incurred incidental to maintenance, development, production or operation of such Asset or for the purpose of developing, producing or processing Hydrocarbons therefrom or therein, and (ii) materialman’s, mechanics’, repairmen’s, employees’, contractors’ or other similar liens or charges relating to obligations not yet delinquent or, if delinquent, that are, being contested in good faith in the normal course of business, the responsibility for which is retained by Assignor;

(h) conventional rights of reassignment upon final intention to abandon or release an Asset;

(i) any liens or security interests created by Law or reserved in oil and gas leases for royalty, bonus or rental, or created to secure compliance with the terms of the agreements, instruments and documents or records that create or reserve such Asset;

(j) any obligations or duties affecting such Asset to any Governmental Authority with respect to any franchise, grant, license or permit of record or contained in the Records;

(k) liens of operators relating to obligations not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(l) rights of a common owner of an interest in rights-of-way, permits or easements held by Assignor and such owner as tenant in common or through common ownership;

(m) zoning and planning ordinances and municipal regulations; and

(n) the terms and conditions of the Assignment.

“Person” means an individual, group, partnership, corporation, limited liability company, trust or other entity.

“Preferential Right” has the meaning set forth in Section 5.10.

“Prime Rate” means the rate of interest published and updated from time to time by the Wall Street Journal as the “prime” rate.

“Property Taxes” has the meaning set forth in Section 9.2.

“Purchase Price Allocation” has the meaning set forth in Section 2.6(b).

“Records” has the meaning set forth in clause (h) of the definition of Assets.

“Retained Interests” means all right, title and interest of Seller in and to the oil and gas leases, wells and other assets described herein which are not conveyed by Seller to Buyer pursuant to this Agreement, including the Net Profits Interest reserved in the Assignment.

“Retained Liabilities” means the following obligations:

(a) any and all obligations or liabilities owed to Non-Parties or Claims by Non-Parties in any way relating to the ownership and/or operation of the Assets arising during, related to or otherwise attributable to the period prior to the Effective Time, excluding Excluded Environmental Conditions and any obligation to plug, replug and abandon the Wells;

(b) all obligations and amounts owed to any employees of Seller relating to the employment of such individuals by Seller or the termination of employment of such individuals by Seller;

(c) all obligations and liabilities owed to any employees of Seller arising under any employee benefit or welfare plan maintained by Seller;

(d) all Claims asserted by any employee of Seller for bodily injury or death;

(e) all Claims asserted by any Non-Parties for bodily injury to or death of such Non-Parties or damage to property owned by such Non-Parties to the extent resulting or arising from, or attributable to, the use, ownership or operation of the Assets and attributable to periods prior to the Closing Date;

(f) all Hedges of Seller;

(g) the disposal or transportation of any Hazardous Material to any location not on the Assets or lands pooled or unitized therewith to the extent resulting or arising from, or attributable to, the use, ownership or operation of the Assets and attributable to periods prior to the Closing Date;

(h) the responsibility for the disposition of and the liabilities and obligations with respect to the Legal Proceedings described on Schedule 5.5;

(i) all Claims relating to any Taxes imposed on or with respect to Seller or any of its Affiliates other than Taxes allocated to Buyer pursuant to Sections 9.2, 9.3 and 9.4; and

(j) any and all obligations, liabilities and Claims relating to the Excluded Assets.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the introductory paragraph.

“Seller Group” means Seller and its Affiliates, together with its and their members, partners, officers, directors, agents, representatives, consultants and employees.

“Specified Representations and Warranties” means the representations and warranties of Seller set forth in Sections 5.1, 5.2, 5.3, 5.4, 5.6 and 5.7.

“Surface Contracts” has the meaning set forth in clause (c) of the definition of Assets.

“Suspended Funds” means those proceeds from the sale of Hydrocarbons attributable to the Assets and payable to owners of working interests, royalties, overriding royalties and other similar interests that are held by Seller in suspense as of the Closing Date including royalty proceeds held in suspense.

“Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Taxing Authority, including without limitation income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, and including any liability for any of the foregoing items that arises by reason of transferee or successor liability.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Transfer Taxes” has the meaning set forth in Section 9.4.

“Treasury” means the United States Department of the Treasury.

“Units” has the meaning set forth in clause (a) of the definition of Assets.

“Wells” has the meaning given to such term in clause (e) of the definition of Assets.

“Working Interest” means the percentage of costs and expenses associated with the exploration, drilling, development, operation and abandonment of any Well required to be borne with respect thereto.

ARTICLE 2

SALE OF ASSETS/PURCHASE PRICE

2.1 Purchase and Sale of Assets. Subject to and in accordance with the terms and conditions of this Agreement, Seller agrees to sell and assign to Buyer, and Buyer agrees to purchase and acquire from Seller the Assets, effective as of the Effective Time.

2.2 Purchase Price. The total purchase price, subject to adjustment in accordance with the terms of this Agreement, to be paid to Seller by Buyer for the Assets is ONE HUNDRED SEVENTY-THREE MILLION Dollars ($173,000,000) (the “Base Purchase Price”). The Base Purchase Price shall be adjusted as set forth in Section 2.4 (as so adjusted, the “Adjusted Purchase Price”) post-Closing in accordance with Section 2.5.

2.3 Receipts and Credits.

(a) Allocation of Income and Costs.

(i) Buyer (A) shall be entitled to all revenues, production, proceeds, income, and products from or attributable to the Assets from and after the Effective Time, and to all other income, proceeds, receipts, and credits earned (including delay rentals, shut-in royalties, and lease bonuses) with respect to the Assets from and after the Effective Time, and (B) shall be responsible for (and entitled to any refunds and indemnities with respect to) all Operating Expenses incurred from and after the Effective Time; and

(ii) Seller (A) shall be entitled to all revenues, production, proceeds, income, and products from or attributable to the Assets prior to the Effective Time, and to all other income, proceeds, receipts, and credits earned (including delay rentals, shut-in royalties, and lease bonuses) with respect to the Assets prior to the Effective Time, and (B) shall be responsible for (and entitled to any refunds and indemnities with respect to) all Operating Expenses incurred prior to the Effective Time.

(iii) Seller (A) shall be entitled to all revenues, production, proceeds, income, and products from or attributable to the Retained Interests, and to all other income, proceeds, receipts, and credits earned (including delay rentals, shut-in royalties, and lease bonuses) with respect to the Retained Interests before, on and after the Effective Time, and (B) shall be responsible for (and entitled to any refunds and indemnities with respect to) all Operating Expenses with respect to the Retained Interests incurred before, on and after the Effective Time.

(b) Determinations. The terms “earned” and “incurred,” as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles in the United States and the standards established by the Council of Petroleum Accountants Societies, Inc. For purposes of this Section 2.3, determination of whether Operating Expenses are attributable to the period before or after the Effective Time shall be based on when services are rendered, when the goods are delivered, or when the work is performed. For clarification, the date an item or work is ordered is not the date of such transaction for interpretive purposes, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, shall be the relevant date. For purposes of allocating Hydrocarbon production, revenues, proceeds, income, accounts receivable, and products under this Section 2.3:

(i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they pass through the pipeline connecting into the storage facilities into which they are run, or, if there is no such facility, the applicable lease automatic custody transfer meters through which they are run; and

(ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they pass through the delivery point sales meters on the pipelines through which they are transported.

(c) Allocation of Taxes. Taxes, right-of-way fees, insurance premiums and other Operating Expenses that are paid periodically shall be prorated based on the number of days in the applicable period falling before, and the number of days in the applicable period falling at or after, the Effective Time, except that Hydrocarbon production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, and at or after, the Effective Time.

(d) Imbalances. If as of the Effective Time there exists (i) an Imbalance owing to Seller with respect to the incremental interest in any PDP Well that Buyer is entitled to as of such time, as more particularly described in the definition of PDP Wells, then Buyer shall pay to Seller the value of such Imbalance as of such time, with the value to be based on the then current sales price being received on such date under the applicable Marketing Contract for such Hydrocarbons, and (ii) an Imbalance owed by Seller with respect to the incremental interest in any PDP Well that Buyer is entitled to as of such time, as more particularly described in the definition of PDP Wells, then Seller shall pay to Buyer the value of such Imbalance as of such time, with the value to be based on the then current sales price being received on such date under the applicable Marketing Contract for such Hydrocarbons.

(e) Payments. Except to the extent the Base Purchase Price is adjusted in respect of such amount as provided in Section 2.4, if Buyer or Seller receives any amount to which the other is entitled pursuant to this Section 2.3, such receiving Party will account for and transmit such amount to the other as provided under Section 2.5. If Buyer or Seller pays any amount for which the other is obligated pursuant to this Section 2.3, such paying Party will notify the other Party, and such other Party shall account to the other Party as provided under Section 2.5.

2.4 Purchase Price Adjustments. The Base Purchase Price shall be adjusted, without duplication, as follows:

(a) Upward by the sum of the following:

(i) an amount equal to the value of all saleable oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, nor-butane, and gasoline inventories produced from the Wells in storage as of the Effective Time (excluding pipeline inventories and linefill), with the value to be based on the then current sales price being received on such date under the applicable Marketing Contract for such Hydrocarbons, less amounts payable therefrom as royalties, overriding royalties and other burdens upon, measured by or payable in respect of such Hydrocarbons;

(ii) an amount equal to all Operating Expenses paid by Seller that are attributable to the Assets from and after the Effective Time, whether paid before or after the Effective Time, including, without duplication of any other amounts set forth in this Section 2.4(a);

(iii) without duplication of any other amounts set forth in this Section 2.4(a), the amount of all Taxes, if any, allocated to Buyer pursuant to Article 9 but paid by Seller;

(iv) an amount equal to the value of Imbalances owing to Seller as of the Effective Time, with the value to be based on the then current sales price being received on such date under the applicable Marketing Contract for such Hydrocarbons; and

(v) except as expressly provided otherwise herein, any other amount provided for elsewhere in this Agreement or otherwise agreed in writing by the Parties.

(b) Downward by the sum of the following:

(i) an amount equal to all proceeds received by Seller for the sale of the Hydrocarbons produced from the Wells from and after the Effective Time less amounts actually paid by Seller as royalties, overriding royalties and other burdens measured by or payable out of such production, and less severance taxes actually paid by Seller applicable to such production, except as otherwise accounted for pursuant to Section 2.4(a)(i);

(ii) without duplication of any other amounts set forth in this Section 2.4(b), the amount of all Taxes, if any, allocated to Seller pursuant to Article 9 but paid by Buyer;

(iii) an amount equal to the value of Imbalances owed by Seller as of the Effective Time, with the value to be based on the then current sales price being received on such date under the applicable Marketing Contract for such Hydrocarbons;

(iv) the Allocated Values of the Consent Agreements being retained by Seller pursuant to Sections 7.2,

(v) an amount equal to the Suspended Funds; and

(vi) except as expressly provided otherwise herein, any other amount provided for elsewhere in this Agreement or otherwise agreed in writing by the Parties.

(c) To the extent applicable, the Adjustments pursuant to this Section 2.4 shall be determined in accordance with generally accepted accounting principles in the United States.

2.5 Final Settlement Statement. No later than 120 Days after the Closing Date Seller will deliver to Buyer the final settlement statement (the “Final Settlement Statement”) setting forth the actual amounts of Adjustments and the resulting Adjusted Purchase Price, together with associated back-up documentation. As soon as reasonably practicable, but in no event later than 30 Days after Buyer receives the Final Settlement Statement, Buyer may deliver to Seller a written report containing any changes that Buyer proposes to be made to such statement. If Buyer fails to timely deliver the written report to Seller containing changes Buyer proposes to be made to the Final Settlement Statement, the statement as delivered by Seller will be deemed to be correct and will be final and binding on the Parties and not subject to further audit or arbitration. As soon as reasonably practicable, but in no event later than 15 Days after Seller receives Buyer’s written report, the Parties shall meet and undertake to agree on the final adjustments to the Final Settlement Statement. If the Parties fail to agree on the final adjustments within such 15-Day period, either Party may submit the disputed items to the Accounting Referee for resolution. The Parties shall direct the Accounting Referee to resolve the disputes within 20 Days after having the relevant materials submitted for review. The decision of the Accounting Referee will be binding on and non-appealable by the Parties. The fees and expenses associated with the Accounting Referee will be borne equally by the Parties. Any amounts owed by one Party to the other as a result of the Final Settlement Statement, together with interest on such amount from (and including) the Closing Date to (and excluding) the date of payment at the Prime Rate, will be paid within 5 Business Days after the date when the amounts are agreed upon by the Parties or the Parties receive a decision of the Accounting Referee, and the Adjustments included in the Final Settlement Statement will be final and binding between the Parties and not subject to further audit or arbitration.

2.6 Allocated Values.

(a) Seller and Buyer agree that for the purpose of making the requisite filings under Section 1060 of the Code and the Treasury regulations thereunder, the Base Purchase Price and any liabilities assumed by Buyer under this Agreement shall be allocated among the Assets, as mutually agreed to by the Parties within thirty (30) days of Closing (the “Purchase Price Allocation”). Seller and Buyer each agree to report, and to cause their respective Affiliates to report, the federal, state and local income Tax consequences of the transactions contemplated herein, and in particular to report the information required by Section 1060(b) of the Code, and to jointly prepare (provided, Seller shall prepare and deliver the first draft) Form 8594 (Asset Acquisition Statement under Section 1060) consistent with the Purchase Price Allocation as revised to take into account subsequent adjustments to the Base Purchase Price, including any adjustments pursuant to Section 2.4, and shall not take any position inconsistent therewith upon examination of any Tax return, in any refund claim, in any litigation, investigation or otherwise, unless required to do so by applicable Law after notice to and discussions with the other Party, or with such other Party’s prior consent.

2.7 Suspended Funds. If Seller is holding any Suspended Funds as of the Closing Date, then (a) in lieu of Seller transferring these funds to Buyer at Closing, Seller shall retain the Suspended Funds held in its accounts and the Base Purchase Price shall be adjusted downward in accordance with Section 2.4(b)(v), and (b) from and after Closing, Buyer shall be responsible for the proper payment and distribution of the Suspended Funds to the Non-Parties entitled to receive the Suspended Funds (including with respect to escheat obligations).

2.8 Assumed Liabilities. Upon Closing, Buyer assumes and hereby agrees to fulfill, perform, be bound by, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all obligations and liabilities of any kind whatsoever of Seller arising from or relating to the Assets that are attributable to periods on or after the Effective Time, including Excluded Environmental Conditions (the “Assumed Liabilities”); provided, Buyer does not assume (and Assumed Liabilities shall not include): (i) the Retained Liabilities, (ii) any obligations or liabilities of Seller to the extent that they are attributable to or arise out of the ownership, use or operation of the Excluded Assets, or (iii) any other Claims for which Seller is required to indemnify Buyer pursuant to Article 3.

ARTICLE 3

ALLOCATION OF RESPONSIBILITIES AND INDEMNITIES

3.1 Opportunity for Review. Each Party represents that it has had an adequate opportunity to review the release and indemnity provisions in this Agreement, including the opportunity to submit the same to legal counsel for review and comment. Based upon the foregoing representation, the Parties agree to the provisions set forth below.

3.2 Seller’s Indemnity Obligation. Effective from and after the Closing Date Seller shall DEFEND, INDEMNIFY and HOLD HARMLESS Buyer Group from and against any and all Claims arising out of, resulting from, or relating to:

(a) any breach by Seller of Seller’s representations or warranties set forth in Article 5 of this Agreement;

(b) any breach by Seller of Seller’s covenants set forth in this Agreement;

(c) the ownership or operation of the Excluded Assets; and

(d) the Retained Liabilities.

3.3 Buyer’s Indemnity Obligation. From and after the Closing Date, Buyer shall RELEASE, DEFEND, INDEMNIFY and HOLD HARMLESS Seller Group from and against any and all Claims arising out of, resulting from, or relating to:

(a) any breach by Buyer of Buyer’s representations or warranties set forth in Article 6 of this Agreement;

(b) any breach by Buyer of Buyer’s covenants set forth in this Agreement; and

(c) the Assumed Liabilities.

3.4 Claim Periods, Deductible, Threshold, Cap and Materiality Exclusion.

(a) Notwithstanding anything to the contrary, Seller shall have no obligation or liability under Section 3.2(a) for:

(i) any Claim asserted against Seller hereunder, if Buyer has not provided Seller with an Indemnity Claim Notice within 12 months after the Closing Date with respect to such Claim;

(ii) any Claim asserted against Seller hereunder, if such Claim has a value of $50,000 or less (the “Individual Indemnity Threshold”) (and these types of Claims shall not be counted in determining the Indemnity Deductible Amount);

(iii) any Claim asserted against Seller hereunder to the extent the aggregate of all Claims by Buyer does not exceed the Indemnity Deductible Amount, after which point the Buyer Group shall be entitled to defense and indemnification only to the incremental extent of the value of any Claims in excess of the Indemnity Deductible Amount; and

(iv) any Claims that in the aggregate exceed 20% of the Base Purchase Price;

provided, the limitations above in Section 3.4(a) shall not apply to any Claim for breach of any of the Specified Representations and Warranties which must be asserted within the applicable statute of limitations and Seller’s Indemnity Obligations with respect thereto shall survive for a like amount of time.

(b) Any Claim for breach of any covenant or similar obligation of Seller must be asserted within the applicable statute of limitations and Seller’s Indemnity Obligations with respect thereto shall survive for a like amount of time.

(c) Any Claim for breach of any covenant or similar obligation of Buyer must be asserted within the applicable statute of limitations and Buyer’s Indemnity Obligations with respect thereto shall survive for a like amount of time.

(d) The period within which Buyer may make Claims against Seller under the provisions of Section 3.2(c) shall remain open forever, and Seller’s Indemnity Obligations under Section 3.2(c) shall survive forever.

(e) The period within which Buyer may make Claims against Seller under the provisions of Section 3.2(d) with respect to the Retained Liability described in item (a) of the definition of Retained Liabilities shall remain open for a period of 4 years following the Closing, and Seller’s Indemnity Obligations under Section 3.2(d) with respect to the Retained Liability described in item (a) of the definition of Retained Liabilities shall survive with respect to such Claims made prior to 4 years following the Closing.

(f) Except as provided in Section 3.4(e), the period within which Buyer may make Claims against Seller under the provisions of Section 3.2(d) shall remain open forever, and Seller’s Indemnity Obligations under Section 3.2(d) shall survive forever.

(g) The period within which Seller may make Claims against Buyer under the provisions of Section 3.3(c) shall remain open for a period of 4 years following the Closing, and Buyer’s Indemnity Obligations under Section 3.3(c) shall survive with respect to such Claims made prior to 4 years following the Closing.

(h) The Parties shall treat, for Tax purposes, any amounts paid under this Article 4 as an adjustment to the Adjusted Purchase Price.

3.5 Materiality Qualifiers. Notwithstanding anything to the contrary contained in this Article 3, for the purposes of the indemnification obligations of the Parties pursuant to this Article 3, all of the representations and warranties set forth in this Agreement or any certificate or schedule related hereto shall be read without giving effect to any materiality, Material Adverse Effect or qualification with a similar meaning contained or incorporated directly or indirectly in such representation or warranty for purposes of determining whether a breach of any such representation or warranty has occurred and the amount of the Claims resulting from, arising out of, or relating to any such breach of representation or warranty.

3.6 Notice of Claims. If a Claim is asserted against a Person for which a Party may have Indemnity Obligations under this Agreement (an “Indemnity Claim”), the indemnified Person shall give the indemnifying Party written notice of the underlying Claim setting forth the particulars associated with the underlying Claim (including a copy of the written underlying Claim, if any) as then known by the indemnified Person (“Indemnity Claim Notice”). The indemnified Person shall, to the extent practicable, give an Indemnity Claim Notice within such time as will allow the indemnifying Party a reasonable period in which to evaluate and timely respond to the underlying Claim; provided failure to do so shall not affect an indemnified Person’s rights hereunder except for, and only to the extent of, any incremental increase in the cost of the Indemnity Claim resulting from the failure to give notice.

3.7 Defense of Non-Party Claims. Upon receipt of an Indemnity Claim Notice involving a Non-Party for which an indemnifying Party believes it may have an obligation of indemnity under this Agreement, the indemnifying Party shall, if it so elects in accordance with this Section 3.7 (without prejudice to its right to contest its obligation of indemnity under this Agreement), assume the defense of the Non-Party Claim with counsel selected by the indemnifying Party, and the indemnified Person shall cooperate in all reasonable respects. If any Non-Party Claim involves a fact pattern wherein each Party may have an obligation to indemnify the other Party, each Party may assume the defense of and hire counsel for that portion of the Non-Party Claim for which it may have an obligation of indemnity. In all instances, the indemnified Person may employ separate counsel and participate in the defense of any Non-Party Claim; provided, if the indemnifying Party has assumed the defense of a Non-Party Claim pursuant to this Section 3.7 and has agreed to indemnify the indemnified Person, the fees and expenses of counsel employed by the indemnified Person shall be borne solely by the indemnified Person. If the indemnifying Party elects by written notice to undertake the defense of the Non-Party Claim within 30 Days after receipt of the Indemnity Claim Notice, then (i) the indemnifying Party shall defend the indemnified Person against such Non-Party Claim, (ii) the indemnifying Party shall pay any judgment entered or settlement with respect to such Non-Party Claim, (iii) the indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Non-Party Claim that (A) does not include a provision whereby the plaintiff or claimant in the matter releases the indemnified Person from all liability with respect to such Non-Party Claim, or (B) would restrict such indemnified Person’s ability to conduct its business in the ordinary course, and (iv) the indemnified Person shall not consent to the entry of any judgment or enter into any settlement with respect to such Non-Party Claim without the indemnifying Party’s prior written consent. If the indemnifying Party has not elected to undertake the defense of a Non-Party Claim, or if the indemnifying Party assumes the defense of a Non-Party Claim pursuant to this Section 3.7 but fails to diligently defend against the Non-Party Claim within 30 Days following any written notice from such indemnified Person asserting such failure, then the indemnified Person shall have the right to defend, at the sole cost and expense of the indemnifying Party (to the extent the indemnified Person is entitled to indemnification hereunder), the Non-Party Claim by all appropriate proceedings. In such instances, the indemnified Person shall have full control of such defense and proceedings; provided, the indemnified Person shall not settle such Non-Party Claim without the written consent of the indemnifying Party; provided further, if the indemnifying Party fails to notify the indemnified Person in writing as to whether or not it consents to such settlement within 30 Days following its receipt of notice of such settlement from the indemnified Person, then such consent shall be deemed given. The indemnifying Party may participate in, but not control, any defense or settlement controlled by an indemnified Person pursuant to this Section 3.7, and the indemnifying Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the other provisions of this Section 3.7, if the indemnifying Party disputes its potential liability to the indemnified Person under this Section 3.7 and if such dispute is resolved in favor of the indemnifying Party, the indemnifying Party shall not be required to bear the costs and expenses of the indemnified Person’s defense pursuant to this Section 3.7.

3.8 Investigation and Knowledge. The right to indemnification or other remedy based on the inaccuracy of or non-compliance with any representation or warranty in this Agreement shall not be enforceable to the extent the Party claiming indemnity or other remedy had Knowledge of such inaccuracy of or noncompliance prior to Closing.

3.9 Waiver of Certain Damages. Each of the Parties expressly waives and releases, and shall cause its Affiliates to waive and release, special, punitive, remote, unforeseeable, speculative and exemplary damages with respect to any dispute arising under, related to, or in connection with this Agreement or any other agreement, contract or instrument contemplated herein or in connection with the transactions contemplated hereby.

3.10 Extent of Indemnification. Without limiting the scope of the indemnification, disclaimer, release and assumption obligations set forth in this Agreement, to the fullest extent permitted by Law, an indemnified Person shall be entitled to indemnification hereunder in accordance with the terms hereof, regardless of whether the Claim or indemnifiable loss giving rise to any such Indemnity Obligation is the result of the sole, partial, active, passive, concurrent or comparative negligence, gross negligence, strict liability, other legal fault or responsibility, or violation of any Law of or by any such indemnified Person.

ARTICLE 4

DISCLAIMER

4.1 Disclaimer as to Representations and Warranties. Buyer acknowledges and agrees that, except as otherwise expressly provided in Article 5 and in the special warranty set forth in the Assignment, neither Seller nor any Affiliate of Seller has made or makes any representation or warranty, express, statutory, implied or otherwise with respect to the Assets and the transactions contemplated hereby and Buyer has not relied upon any other such representation, warranty, statement or information made or communicated to Buyer or any of its Affiliates, or its or their employees, agents, officers, representatives or advisors. Except as otherwise expressly provided in Article 5 and in the special warranty set forth in the Assignment, Seller, for itself and its Affiliates, hereby expressly disclaims and negates any and all representations and warranties, express, statutory, implied or otherwise, and projections, forecasts, statements or information made, communicated or furnished (orally or in writing) to Buyer or any of its Affiliates or Representatives, associated with the Assets.

4.2 Non-reliance on Projections. Except to the extent expressly set forth in Article 5 and the special warranty set forth in the Assignment, without limiting the generality of Section 4.1, Seller expressly disclaims, and Buyer acknowledges and agrees that it has not relied upon, any representation or warranty, statutory, express or implied, as to (i) title to any of the Assets, (ii) the contents, character or nature of any descriptive memorandum, or any report of any petroleum engineering consultant, or any geological or seismic data or interpretation, relating to the Assets, (iii) the quantity, quality or recoverability of petroleum substances in or from the Assets, (iv) any estimates of the value of the Assets or future revenues generated by the Assets, (v) the production of petroleum substances from the Assets, (vi) any estimates of operating costs and capital requirements for any Well, operation, or project, (vii) the maintenance, repair, condition, quality, suitability, design or marketability of the Assets, (viii) the content, character or nature of any descriptive memorandum, reports, brochures, charts or statements prepared by third parties, or (ix) any other materials or information that may have been made available or communicated to Buyer or its Affiliates, or its or their employees, agents, officers, representatives or advisors in connection with the transactions contemplated by this Agreement or any discussion or presentation relating thereto, and further disclaims any representation or warranty, statutory, express or implied, of merchantability, fitness for a particular purpose or conformity to models or samples of materials of any equipment, it being expressly understood and agreed by the Parties hereto that Buyer shall be deemed to be obtaining the Assets, including the Equipment, in its present status, condition and state of repair, “as is” and “where is” with all faults and that Buyer has made or caused to be made such inspections as Buyer deems appropriate.

ARTICLE 5

SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer the following as of the date hereof:

5.1 Organization and Good Standing.

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Texas and has all requisite power and authority to own and/or dispose of the Assets.

5.2 Authority; Authorization of Agreement. Seller has all requisite power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is a party and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party. This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Seller, shall constitute, the valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

5.3 No Violations. Except for (i) Customary Post-Closing Consents, (ii) any consents or approvals listed on Schedule 5.3, and (iii) any preferential rights listed on Schedule 5.10, Seller’s execution and delivery of this Agreement and the Operative Documents to which it is a party and the consummation and performance of the transactions contemplated by this Agreement by it shall not:

(a) conflict with any of the terms, conditions or provisions of the organizational documents of Seller;

(b) violate any material provision of, or require any material consent or approval under, any Laws applicable to Seller;

(c) conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under (i) any Material Contract or financing instrument or (ii) any Order, judgment, or decree of any Governmental Authority, except as does not or would not result in a Material Adverse Effect; or

(d) result in the creation or imposition of any lien or encumbrance upon one or more of the Assets, except for the Permitted Encumbrances.

5.4 Liability for Brokers’ Fees. Seller has not incurred any liability, contingent or otherwise, for investment bankers’, brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall, directly or indirectly, have any responsibility whatsoever.

5.5 Legal Proceedings. Schedule 5.5 sets forth all Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing against Seller or, to Seller’s Knowledge, the operator of the Oil and Gas Properties in respect of any of the Assets.

5.6 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or to Seller’s Knowledge, threatened against, Seller.

5.7 Taxes. Except as disclosed on Schedule 5.7, (i) all Tax Returns required to be filed by Seller with respect to the Assets have been timely filed, (ii) all Taxes with respect to the Assets have been timely paid and all Tax Returns filed by Seller with respect to the Assets are true, correct and complete in all material respects, (iii) there are no liens existing on any of the Assets that arose in connection with any failure (or alleged failure) by Seller to pay any Tax, (iv) there are no claims pending or threatened by any Taxing Authority in connection with any such Tax that would adversely affect the Assets after the Closing, (v) to Seller’s Knowledge there are no Tax audits currently pending that would adversely affect the Assets after the Closing, (vi) none of the Assets is an equity interest in any entity, and no Asset is subject to a tax partnership or provision requiring a partnership Tax Return to be filed for U.S. federal or applicable state income tax purposes.

5.8 Material Contracts.

(a) Schedule 5.8 sets forth all Contracts of the type described below (i) to which Seller is a party and that relate to the Assets or (ii) by which the Assets are bound (collectively, the “Material Contracts”):

(i) any Contract that can reasonably be expected to result in aggregate payments by or revenues Seller of more than $70,000 (net to the interest of Seller) during the current or any subsequent fiscal year of Seller (based solely on the terms thereof and without regard to any expected increase in volumes or revenues);

(ii) any Hydrocarbons transportation, gathering, storage, treating and processing or similar Contract that is not terminable without penalty on 90 Days or less notice;

(iii) any Contract for the purchase, sale, marketing or exchange of any Hydrocarbons that is not terminable without penalty on 90 Days or less notice;

(iv) contracts to sell, lease, farmin, farmout, exchange, or otherwise dispose of all or any part of the Assets (other than Hydrocarbons or obsolete Equipment), but excluding conventional rights of reassignment upon intent to abandon or release a well or Lease and excluding any operating agreements or Surface Contracts;

(v) joint operating agreements, unit operating agreements, unit, pooling or communitization agreements, order or declarations, exploration agreements, participation agreements, joint venture agreements or other similar agreements;

(vi) non-competition agreements or any agreements that purport to restrict, limit, or prohibit Seller from engaging in any line of business or the manner in which, or the locations at which, Seller (or Buyer, as successor in interest to Seller) conducts business, including area of mutual interest agreements;

(vii) indentures, mortgages or deeds of trust, loans, credit or note purchase agreements, sale-lease back agreements, guaranties, bonds, letters of credit, or similar financial agreements which are secured by or create an encumbrance upon the Assets;

(viii) contracts for the construction and installation or rental of equipment, fixtures, or facilities with guaranteed production throughput requirements or demand charges or which cannot be terminated without penalty on sixty (60) days or less notice;

(ix) any Contract with an Affiliate of Seller that will not be terminated prior to or in connection with the Closing;

(x) master seismic licenses or agreements; or

(xi) any contract the expiration or termination of which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and is not of a type required to be disclosed (without regard to Dollar, acreage, date or volume limitations therein) pursuant to the foregoing clauses in this Section 5.8(a).

(b) Except as set forth on Schedule 5.8, the Material Contracts are in full force and effect in all material respects in accordance with their respective terms except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), there exist no material defaults thereunder by Seller or, to Seller’s Knowledge, by any other Person that is a party to such Material Contracts, and no event has occurred that with notice or lapse of time or both would constitute any default under any such Contract by Seller or, to Seller’s Knowledge, any other Person who is a party to such Material Contract. Prior to the date of this Agreement, Seller has made available to Buyer (or its representatives) true and complete copies of each Material Contract and all amendments or modifications thereto.

5.9 No Violation of Laws. Except as set forth on Schedule 5.9, neither Seller nor, to Seller’s Knowledge, the operator of the Oil and Gas Properties has violated any applicable Laws with respect to the ownership or operation of the Assets.

5.10 Preferential Rights. Except as set forth on Schedule 5.10, there are no preferential rights to purchase that are applicable to the transaction contemplated hereby (each, a “Preferential Right”).

5.11 Consents. Except as set forth on Schedule 5.3, there are no third party consent requirements that are applicable to the transaction contemplated hereby.

5.12 Royalties. All royalties due with respect to the Oil and Gas Properties have been timely paid, or if not paid, are being contested in good faith in the normal course of business and are set forth on Schedule 5.12.

5.13 Current Commitments. Schedule 5.13 sets forth all authorities for expenditures in excess of $50,000 (“AFE’s”) (net to the interest of Seller) relating to the Oil and Gas Properties to drill or rework wells or for other capital expenditures pursuant to any of the Material Contracts for which all of the activities covered in such AFE’s have not been completed.

5.14 ERISA. Neither the Seller nor any of its ERISA Affiliates has made or been required to make contributions to (i) any plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Sections 4063 and 4064 of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Seller and its ERISA Affiliates have paid and discharged promptly all obligations and liabilities arising under ERISA or the Code of a character which, if unpaid or unperformed, might result in a claim against Buyer or its Affiliates or the imposition of a lien against the Buyer or its Affiliates or with respect to the Assets.

5.15 Assets of the E&P Business. Neither Seller nor its Affiliates are operator of any of the Oil and Gas Properties. To Seller’s Knowledge, since January 1, 2013, the Assets have been operated in the ordinary course of business consistent with past practices of the operator of the Oil and Gas Properties and the Assets are sufficient to conduct the E&P Business.

5.16 Environmental Laws. Except as disclosed on Schedule 5.17, to Seller’s Knowledge, the ownership and operation of the Assets by Seller and the operator of the Oil and Gas Properties is in compliance with all applicable Environmental Laws. Except as disclosed on Schedule 5.17, to Seller’s Knowledge there is not an Environmental Condition existing with respect to the Assets.

5.17 Production Imbalances. Seller is not obligated by virtue of a take-or-pay payment, advance payment, or other similar payment (other than royalties, overriding royalties, similar arrangements established in the Leases), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to Seller’s interest in the Oil and Gas Properties at some future time without receiving payment for the market value thereof at or after the time of delivery. Schedule 5.17 sets forth all Imbalances with respect to Oil and Gas Properties.

5.18 Leases. Except for proceeds attributable to interests being held in suspense, Seller (or, to Seller’s Knowledge, the applicable operator of the Oil and Gas Properties) has timely and properly paid all accrued bonuses, delay rentals, minimum royalties, and royalties due with respect to Seller’s interest in the Leases, in each case in accordance with the Leases and applicable Law. With respect to Leases issued by any Governmental Authority, Seller has received no notice that any Lease accounts are not current or that any payments required thereunder have not been paid. Schedule 5.19 contains a true, correct, and complete list of all Leases which (a) are currently held by payment of shut-in royalties, reworking operations, any substitute for production in paying quantities, or any other means other than production in paying quantities that will expire or terminate on or before a date that is sixty (60) days after the Closing Date unless the lessee thereunder conducts operations in accordance with the terms of such Lease on or before such date or (b) Seller has received written notice of a default from a lessor with respect thereto which is currently unresolved.

5.19 Permits. To Seller’s Knowledge, the operator of the Oil and Gas Properties has maintained and is maintaining all material permits with respect to the Assets necessary to operate the Oil and Gas Properties in accordance with the methods and practices of a prudent operator of oil and gas properties in Karnes County, Texas. To Seller’s Knowledge, the Assets are in material compliance with applicable permits and no event has occurred which permits, or after the giving of notice or lapse of time or both would permit, the revocation or termination of any permit or the imposition of any restrictions of such a nature as may limit the operation or use of the Assets in accordance with the methods and practices of a prudent operator of oil and gas properties in Karnes County, Texas.

5.20 Equipment and Personal Property. Except as set forth on Schedule 5.20, to Seller’s Knowledge the Equipment and the Central Facilities are in an operable state of repair adequate to maintain normal operations in accordance with the methods and practices of a prudent operator of oil and gas properties in Karnes County, Texas, ordinary wear and tear excepted. Seller or, to Seller’s Knowledge, the respective operator of the Oil and Gas Properties, has all material easements, rights of way, licenses and authorizations, from Governmental Authorities and Non-Parties necessary to access, construct, operate, maintain and repair the Equipment and the Central Facilities in the ordinary course of business as currently conducted and in material compliance with all Laws, except such failures would not individually or in the aggregate have a Material Adverse Effect.

5.21 Wells. To Seller’s Knowledge, (i) all wells have been drilled and completed within the limits permitted by all applicable Leases and Contracts, (ii) no well is subject to penalties on allowables after the Effective Time because of any overproduction or any other violation of Laws, and (iii) there are not any wells, equipment or other facilities located on the Assets that (A) Seller or the operator of the Oil and Gas Properties is obligated by any Laws or contract to currently plug, dismantle and/or abandon, or (B) have been plugged, dismantled or abandoned in a manner that does not comply in all material respects with Laws. To Seller’s Knowledge, all currently producing Wells are in an operable state of repair adequate to maintain normal operations in accordance with the methods and practices of a prudent operator of oil and gas properties in Karnes County, Texas, ordinary wear and tear excepted, and, without limiting the foregoing, do not contain junk or other obstructions which could reasonably be expected to materially interfere with drilling, completion, and recompletion, stimulation, or other operations on, with respect to, or affecting the Assets.

5.22 Non-Consent Operations. Seller has not elected not to participate in any operation or activity proposed with respect to the Oil and Gas Properties which could result in any of Seller’s interest in such Oil and Gas Properties becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity.

5.23 Casualty Loss; Condemnation. Since January 1, 2013, to Seller’s Knowledge (i) there has not been any material Casualty Loss to or Condemnation of any Asset and (ii) no Condemnation is pending or threatened against the Assets.

5.24 Insurance. Schedule 5.24 lists all the insurance policies (and descriptions thereof, including deductibles) maintained by Seller that provide coverage to the Assets. Each such policy is in full force and effect.

ARTICLE 6

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller the following as of the date hereof:

6.1 Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own the Assets.

6.2 Authority; Authorization of Agreement. Buyer has all requisite power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is a party and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party. This Agreement constitutes, and the Operative Documents to which it is a party, when executed and delivered by Buyer, shall constitute, the valid and binding obligation of Buyer, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

6.3 No Violations. No consent is required to be obtained with respect to the consummation of the transactions contemplated by this Agreement by Buyer. Buyer’s execution and delivery of this Agreement and the Operative Documents, to which it is a party and the consummation and performance of the transactions contemplated by this Agreement by it shall not:

(a) conflict with or require the consent of any Person under any of the terms, conditions or provisions of the organizational documents of Buyer;

(b) violate any provision of, or require any filing, consent or approval under any Laws applicable to Buyer; or

(c) conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under: (i) any material agreement or any mortgage, indenture, loan, credit agreement or other agreement evidencing indebtedness for borrowed money to which Buyer is a party or by which Buyer is bound, except (in each case) where such conflict, breach or default would not materially affect Buyer’s ability to consummate the transactions contemplated hereby or (ii) any order, judgment or decree of any Governmental Authority.

6.4 Liability for Brokers’ Fees. Buyer has not incurred any liability, contingent or otherwise, for investment bankers’, brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or any Affiliate of Seller shall, directly or indirectly, have any responsibility whatsoever.

6.5 Claims, Disputes and Litigation. There are no Legal Proceedings pending or, to Buyer’s Knowledge, threatened in writing against Buyer that would prevent the consummation of the transactions contemplated by this Agreement.

6.6 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s Knowledge, threatened against Buyer.

6.7 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. Buyer acknowledges and agrees that Seller has not made any representations or warranties as to the Assets except as expressly and specifically provided in Article 5 and the special warranty set forth in the Assignment, and that Buyer may not rely on any other representations or warranties made by Seller or its representatives or on any of Seller’s estimates with respect to reserves or the value of the Assets, or any projections as to future events or other analyses or forward looking statements.

6.8 Capabilities. Buyer has the financial, technical and other capabilities to perform all of Buyer’s other obligations under this Agreement and all of the obligations assumed from Seller with respect to the Assets.

ARTICLE 7

COVENANTS

7.1 Data Sharing The Parties agree to meet, at a mutually agreeable location, at least semiannually in order to share data, including reserve reports, and other technical information related to the operation of the Oil and Gas Properties, provided neither Party shall be obligated to violate any agreement of confidentiality or pay any material amounts to Non-Parties, in order to fulfill the foregoing obligation, and provided further, the foregoing obligation shall apply only to the extent the Parties own an interest in the oil and gas leases, wells and other assets described herein.

7.2 Consents.

(a) Seller shall use commercially reasonable efforts to procure the consents set forth on Schedule 5.3 which have not been obtained or waived as of the date hereof, and Buyer shall reasonably cooperate with Seller in seeking to obtain such consents, but, in each case, without being obligated to pay any consideration or waive or release any right or privilege to obtain such consent. If the Parties are not able to effect the assignment of any of the Assets at Closing due to the lack of a required Non-Party consent to transfer the same, then, except as otherwise provided herein, such Assets shall not, and shall not be deemed to be, assigned at Closing.

(b) As to any Contract (subject to Section 7.2(c) and Section 7.2(d)), until any such consent is obtained, to the extent permissible under Law and under the terms of such Contract, Seller shall post-Closing (i) continue to perform the liabilities and obligations under or with regard to such Contract, (ii) hold such Contract in trust for the benefit of Buyer and shall promptly forward to Buyer any monies or other benefits received that are attributable to such Contract and Buyer shall fully indemnify and hold harmless Seller with respect to any costs, claims or liabilities arising thereunder, and (iii) endeavor to mutually agree with Buyer to institute alternative arrangements intended to put the Parties in substantially the same economic position as if such non-assigned Contract had been assigned. If the foregoing arrangements are not permissible under Law or under the terms of the Contract, then the Parties shall use commercially reasonable efforts to take such other actions or put into place such other arrangements as are permissible with regard to the non-assigned Contract so as to provide the Parties with the same economic results as would otherwise have resulted. Provided, Seller’s obligations under this Section 7.1(b) shall continue only for so long as Seller holds an interest in any portion of the Retained Interests.

(c) If the assignment of a Lease, Contract or Surface Contract is subject to a consent requirement other than Customary Post-Closing Consents and (i) the Person holding such consent right is not a Governmental Authority, (ii) the Lease, Contract or Surface Contract does not contain language to the effect that the lessor or counterparty thereto (as applicable) will have the right to terminate the Lease, Contract or Surface Contract if an assignment is made without the consent requirement being satisfied, (iii) the failure to obtain such consent would not cause the assignment to Buyer to be void or voidable, and (iv) the holder of such consent right has not denied such consent in writing, then such Lease, Contract or Surface Contract shall be assigned to Buyer at Closing and following the Closing Seller and Buyer shall continue, for 180 Days, to use of commercially reasonable efforts to obtain the required consent with Buyer lending reasonable assistance. If at the end of such 180-Day period the required consent has not been obtained, then the Parties shall discuss in good faith what further mutually agreeable actions (if any) will be taken with respect to such unobtained consent.

(d) If the assignment of a Lease, Contract or Surface Contract is subject to a consent requirement other than Customary Post-Closing Consents and (i) the holder of the consent right is a Governmental Authority, (ii) the Lease, Contract or Surface Contract contains language to the effect that the counterparty will have the right to terminate the Lease, Contract or Surface Contract if an assignment is made without the consent requirement being satisfied, (iii) the failure to obtain such consent would cause the assignment to Buyer to be void or voidable, or (iv) the holder of such consent right has denied such consent in writing (in such case, a “Consent Agreement”), then such Consent Agreement shall be excluded from the Assets to be assigned and sold to Buyer hereunder and the Base Purchase Price shall be reduced by the Allocated Value of the excluded Consent Agreement. Following the Closing, Seller shall continue to use commercially reasonable efforts to procure such consent within 180 Days following the Closing, with Buyer lending reasonable assistance. If at the end of such 180-Day period the required consent has not been obtained, then the Parties shall discuss in good faith what further mutually agreeable actions (if any) will be taken with respect to such Consent Agreement. If no further action is mutually agreed to between the Parties within 60 Days (following such 180-Day period), the Consent Agreement and any Assets related thereto shall be deemed an Excluded Asset. If during such 180-Day period the required consent is obtained, then Seller shall notify Buyer and Buyer shall purchase, on or before 10 Business Days following receipt of such notice, the Consent Agreement under the terms of this Agreement for a price equal to the Allocated Value of such Consent Agreement. To the extent such Consent Agreement has not been included in determining the Adjustments to be made pursuant to Section 2.4, then the Adjustments that are specific to such Consent Agreement shall be calculated and contemporaneous with the payment of such Allocated Value there shall be applied as a deduction to such Allocated Value (if the sum of the downward Adjustments exceeds the sum of the upward Adjustments) the net amount resulting from such Adjustments or there shall be applied as an addition to such Allocated Value (if the sum of the upward Adjustments exceeds the sum of the downward Adjustments) the net amount resulting from such Adjustments.

7.3 Approvals of Governmental Authorities. Seller and Buyer shall use their commercially reasonable efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary or reasonably advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using their commercially reasonable efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all Governmental Authorities and officials and parties to contracts with the Parties that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement and each Party will cooperate fully with the other Party in promptly seeking to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and orders.

7.4 Efforts. Each Party shall use commercially reasonable efforts to take all actions and to do all things necessary to consummate, make effective and comply with all of the terms of this Agreement. Without limiting the generality of the foregoing, from time to time after Closing, Seller and Buyer shall each execute, acknowledge and deliver to the other such further instruments as may be reasonably requested by the other Party, at such requesting Party’s cost, and as are commercially reasonable to be performed in order to accomplish more effectively the purposes of the transactions contemplated by this Agreement, including those post-Closing actions contemplated by Section 7.2. Promptly after Closing, Buyer shall: (a) record the Assignment and all state and federal assignments executed at the Closing in all applicable real property records and/or, if applicable, all state and federal Governmental Authorities and Buyer shall provide to Seller copies of such recorded documents; (b) actively pursue the approval of all Customary Post-Closing Consents from the applicable Governmental Authorities; and (c) except as otherwise provided for herein, actively pursue all other consents and approvals that may be required in connection with the assignment of the Assets to Buyer and the assumption of the rights, interests, obligations and liabilities assumed by Buyer hereunder that have not been obtained prior to Closing, provided that Seller shall reasonably cooperate with Buyer in obtaining such other consents and approvals. Promptly after Closing, Seller shall deliver all notices that are required to be delivered in connection with the assignment of the Assets to Buyer and the assumption of the rights, interests, obligations and liabilities assumed by Buyer hereunder.

7.5 Records in Seller’s Possession. Following Closing, Seller shall grant Buyer reasonable access (at reasonable times and upon reasonable notice) to the Records. Within 5 Business Days after the Closing Date, Seller shall furnish to Buyer legible copies of the Records. Buyer shall maintain the Records received from Seller for a period of 5 years after Closing.

7.6 SEC Matters. Seller acknowledges that Buyer and its Affiliates may be required to include statements of revenues and direct operating expenses and other financial information relating to the Assets (“Financial Statements”) in documents filed with the SEC by Buyer and its Affiliates pursuant to the Securities Act or the Exchange Act, and that such Financial Statements may be required to be audited. In that regard, Seller shall reasonably cooperate with Buyer, and provide Buyer reasonable access to such records (to the extent such information is available) and personnel of Seller as Buyer may reasonably request to enable Buyer, and its representatives and accountants, at Buyer’s sole cost and expense, to create and audit any Financial Statements that Buyer deems necessary. Notwithstanding anything to the contrary herein, Seller shall provide Buyer and its independent accountants with reasonable access to any and all existing information, books, records, and documents in Seller’s possession that relate to the Assets (subject to any privilege or confidentiality obligations) and other data delivered to Buyer by Seller pursuant to the provisions of this Agreement relevant to the periods being audited.

7.7 Confidentiality Agreement. If Closing of the transaction contemplated under the terms of this Agreement occurs, the Confidentiality Agreement shall terminate (which termination shall be effective as of Closing).

ARTICLE 8

THE CLOSING

8.1 Closing. The consummation of the purchase and sale of the Assets contemplated by this Agreement shall, unless otherwise agreed to in writing by Buyer and Seller, take place at the offices of Haynes and Boone, LLP located at 1221 McKinney, Suite 2100, Houston, Texas, 77010 at 10:00 a.m., local time, on the date hereof (the “Closing Date”). Seller shall provide Buyer with wiring instructions designating the account or accounts to which the Base Purchase Price is to be delivered.

8.2 Obligations of Seller at Closing. At Closing, Seller shall, subject to the simultaneous performance by Buyer of its obligations pursuant to Section 8.3, deliver or cause to be delivered to Buyer, unless waived by Buyer (provided, Buyer may not waive the requirements of Section 8.2(i)), the following:

(a) originals of the Assignment executed and acknowledged by Seller in sufficient counterparts and modified as necessary for recording in all applicable jurisdictions;

(b) assignments in form required by any Governmental Authority for the assignment of any Assets, duly executed by Seller, in sufficient duplicate originals to allow recording and/or filing in all appropriate offices;

(c) executed originals of the Certificate of Non-Foreign Status;

(d) certificates of good standing for Seller from all applicable jurisdictions;

(e) letters-in-lieu of transfer or division orders, in form attached hereto as Exhibit E, executed by Seller relating to the Assets to reflect the transaction contemplated hereby;

(f) any other forms required by any Governmental Authority relating to the assignments of the Assets to Buyer;

(g) notices of approval, consents, or waivers received by Seller with respect to the transfer of the Assets, including those set forth on Schedule 5.3 and Schedule 5.10;

(h) all releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, fixture filings, and other encumbrances and interests burdening the Assets (or any thereof), duly executed and acknowledged, which shall, in each case, be in form and substance reasonably satisfactory to Buyer; and

(i) copies of required consents and/or approvals of Seller’s members and board or other governing body authorizing the consummation of the transaction contemplated hereby.

Seller shall take such other actions and deliver such other documents as are contemplated by this Agreement or as may be reasonably requested by Buyer.

8.3 Obligations of Buyer at Closing. At Closing, Buyer shall, subject to the simultaneous performance by Buyer of its obligations pursuant to Section 8.2, deliver or cause to be delivered to Seller, unless waived by Seller, the following:

(a) the Base Purchase Price by wire transfer, and Buyer shall take such other actions and deliver such other documents as are contemplated by this Agreement or as may be reasonably requested by Seller; and

(b) originals of the Assignment executed and acknowledged by Buyer in sufficient counterparts and modified as necessary for recording in all applicable jurisdictions.

ARTICLE 9

TAXES

9.1 Cooperation on Tax Matters. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of Buyer and Seller agrees (a) to retain all books and records with respect to Tax matters pertinent to the acquired Assets relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (b) in the case of Seller, to give the Buyer reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Buyer so requests, Seller shall allow Buyer the option of taking possession of such books and records prior to their disposal. Buyer and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated.

9.2 Property and Excise Taxes. All ad valorem, real property, personal property, and similar Taxes assessed on the Assets (“Property Taxes”) and excise Taxes associated with any of the Assets (“Excise Taxes”) are Seller’s obligation with respect to periods before the Effective Time and Buyer’s obligation with respect to periods from and after the Effective Time; provided that, if the taxable period with respect to such a Tax begins on or before and ends after the Effective Time, then such Tax shall be attributable to the portions of such taxable period before and after the Effective Time based on the relative number days in each portion of such taxable period. If either Party pays Property Taxes or Excise Taxes for which the other Party is responsible, and the amount of such payment is not taken into account as an adjustment to the Base Purchase Price under Section 2.4, then upon receipt of evidence of payment the nonpaying Party will reimburse the paying Party promptly for the nonpaying Party’s share of such Taxes.

9.3 Severance Taxes. Seller shall bear and pay all severance or other Taxes based upon or measured by Hydrocarbon production from the Assets, or the receipt of proceeds therefrom, to the extent attributable to production from the Assets before the Effective Time. Buyer shall bear and pay all such Taxes on production from the Assets from and after the Effective Time. Seller shall withhold and pay on behalf of Buyer all such Taxes on production from the Assets between the Effective Time and the Closing Date, and the amount of any such payment shall be reimbursed to Seller as an adjustment to the Base Purchase Price pursuant to Section 2.4. If either Party pays any such Taxes owed by the other, and the amount of such payment is not taken into account as an adjustment to the Base Purchase Price under Section 2.4, then upon receipt of evidence of payment the nonpaying Party will reimburse the paying Party promptly for the nonpaying Party’s share of such Taxes

9.4 Transfer Taxes. Buyer shall be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes (the “Transfer Taxes”) resulting from the acquisition of the Assets contemplated by this Agreement. Buyer and Seller shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

ARTICLE 10

MISCELLANEOUS

10.1 Notices. All notices and other communications required or desired to be given hereunder must be in writing and sent (properly addressed as set forth below) by: (a) U.S. mail with all postage and other charges fully prepaid, (b) electronic mail with a PDF of the notice or other communication attached (with the original sent by U.S. mail the same day such electronic mail is sent), or (c) facsimile transmission. A notice shall be deemed effective on the date on which such notice is received by the addressee, if by mail, or on the date sent, if by facsimile (as evidenced by fax machine confirmation of receipt) or if by electronic mail (as evidenced by computer generated confirmation of receipt); provided, if such date is not a Business Day, then date of receipt shall be on the next date that is a Business Day. Each Party may change its address by notifying the other Party in writing of such address change.

If to Seller:

Alta Mesa Eagle, LLC

15021 Katy Freeway, Suite 400

Houston TX 77094

Phone: 281 530-0991

Facsimile: 281 530-5278

Attn: Mike McCabe

Email: mmcabe@altamesa.net

If to Buyer:

Memorial Production Operating LLC

c/o Memorial Production Partners LP

1301 McKinney Street, Suite 2100

Houston, TX 77010

Attention: Kyle N. Roane

Phone: (713) 588-8300

Fax: (713) 588-8301

Email: kroane@memorialrd.com

10.2 Transaction and Filing Costs. Buyer shall be responsible for recording and filing documents associated with the transfer of the Assets to it and for all costs and fees associated therewith, including filing the assignments with appropriate federal, state and local Governmental Authorities as required by applicable Law. Buyer shall also be responsible for the payment of any and all stamp, documentary, real property transfer, sales, gross receipts, use or similar Taxes or assessments resulting from its acquisition of the Assets contemplated by this Agreement. As soon as practicable after recording or filing, Buyer shall furnish Seller with all recording data and evidence of all required filings including filings with the appropriate state counties.

10.3 Amendments and Severability. No amendments or other modifications to this Agreement shall be effective or binding on either of the Parties unless the same are in writing, designated as an amendment or modification, and signed by both Seller and Buyer. The invalidity of any one or more provisions of this Agreement shall not affect the validity of this Agreement as a whole, and in case of any such invalidity, this Agreement shall be construed as if the invalid provision had not been included herein.

10.4 Successors and Assigns. Except as set forth in this Section 10.4, this Agreement may not be assigned, either in whole or in part, without the express written consent of the non-assigning Party, such consent not to be unreasonably withheld, conditioned or delayed. The terms, covenants and conditions contained in this Agreement are binding upon and inure to the benefit of Seller and Buyer and their respective successors and permitted assigns.

10.5 Headings. The titles and headings set forth in this Agreement have been included solely for ease of reference and may not be considered in the interpretation or construction of this Agreement.

10.6 Governing Law; Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement is governed by the Laws of the State of Texas, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction.

(b) The Parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transaction contemplated hereby shall be brought in the United States District Court for the Southern District of Texas or any Texas state court sitting in Houston, Texas so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Texas, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(c) With respect to any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transaction contemplated hereby, the Parties agree to waive trial by jury.

10.7 No Partnership Created. It is not the purpose or intention of this Agreement to create (and it should not be construed as creating) a joint venture, partnership or any type of association, and the Parties are not authorized to act as an agent or principal for each other with respect to any matter related hereto.

10.8 Public Announcements. Neither Seller nor Buyer (including any of their agents, employees or Affiliates in either case) may issue a public statement or press release with respect to the transaction contemplated hereby (including the price and other terms) without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed, except as required by Law or listing agreement with a national security exchange and then only after prior consultation with the other Party.

10.9 No Third Party Beneficiaries. Nothing contained in this Agreement shall entitle anyone other than Seller and Buyer, their successors and permitted assigns or the express beneficiaries of indemnity provisions to any Claim, cause of action, remedy or right of any kind whatsoever.

10.10 Construction. The Parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement and to submit the same to legal counsel for review and comment. Moreover, the Parties have participated jointly in the negotiation and drafting of this Agreement. Based on the foregoing, the Parties agree that the rule of construction that a contract be construed against the drafter, if any, not be applied in the interpretation or construction of this Agreement.

10.11 Schedules. The inclusion of any matter upon any Schedule does not constitute an admission or agreement that such matter is material with respect to the representations and warranties contained herein.

10.12 Conspicuousness of Provisions. The Parties acknowledge and agree that the provisions contained in this Agreement that are set out in “bold” satisfy the requirement of the “express negligence rule” and any other requirement at Law or in equity that provisions contained in a contract be conspicuously marked or highlighted.

10.13 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, all of which when taken together shall constitute one and the same agreement.

10.14 Entire Agreement. Except for the Confidentiality Agreement, this Agreement supersedes all prior and contemporaneous negotiations, understandings, letters of intent and agreements (whether oral or written) between the Parties with respect to the subject matter hereof and constitute the entire understanding and agreement between the Parties with respect thereto.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first set forth above.

SELLER: ALTA MESA EAGLE, LLC, a Texas limited liability company

By:	/s/ Harlan H. Chappelle
Name:	Harlan H. Chappelle
Title:	President and Chief Executive Officer

BUYER: MEMORIAL PRODUCTION OPERATING LLC

By:	Memorial Production Partners LP, its sole member
By:	Memorial Production Partners GP LLC, its general partner

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Vice President and General Counsel

Signature Page to Purchase and Sale Agreement